                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11- K



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 1996


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ____________ to _____________


                         Commission File Number 1-12342




                     AirTouch Communications Retirement Plan






                        AirTouch Communications, Inc.
                              One California Street
                             San Francisco, CA 94111

                                TABLE OF CONTENTS
                                   Description
ITEM

Item 1.    Financial Statements and Exhibits

           (a)Financial Statements of the Plan included herein:

                Report of Independent Accountants - Price Waterhouse LLP            3

                Financial Statements:
                  Statement of Net Assets Available for Benefits,
                  with Fund Information, at December 31, 1996                       4

                  Statement of Net Assets Available for Benefits,
                  with Fund Information, at December 31, 1995                       6

                  Statement of Changes in Net Assets Available for Benefits,
                  with Fund Information, for the year ended December 31, 1996       7

                  Statement of Changes in Net Assets Available for Benefits,
                  with Fund Information, for the year ended December 31, 1995       9

                  Notes to Financial Statements                                    10

                Additional Information:

                  Schedule I - Item 27a - Assets Held for Investment Purposes at
                  December 31, 1996                                                16

                  Schedule V - Item 27d - Reportable Transactions for the year
                  ended December 31, 1996                                          17

           Note:  Other schedules (Schedules II-IV) required by Section
                  2520.103-10 of the Department Labor Rules and Regulations for the Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is included in the financial statements.

           (b)Exhibits:

                  Exhibit
                  Number               Description
                  ------               -----------
                  23.1                 Consent of Independent Accountants
                                       Price Waterhouse LLP

                       Report of Independent Accountants


To the Participants of the AirTouch Communications Retirement Plan and AirTouch
     Communications, Inc. as Administrator


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AirTouch Communications Retirement Plan (the Plan) at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I and Schedule V (Schedules) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 (ERISA). The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICE WATERHOUSE LLP

San Francisco, California
June 19, 1997

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996
(DOLLARS IN THOUSANDS)

                                                    AIRTOUCH      TELESIS  INTERNATIONAL                            MONEY
                                                     STOCK         STOCK      EQUITY      GROWTH       EQUITY       MARKET
                                                     FUND          FUND        FUND        FUND         FUND         FUND
ASSETS
Investments:
   AirTouch Communications, Inc., common stock      $43,944      $     -      $    -      $     -      $     -      $     -
   Pacific Telesis Group common stock                             13,922
   Europacific Growth Fund                                                     2,085
   Fidelity Contrafund                                                                     49,926
   Wells Fargo Equity Index                                                                             36,637
   Barclays US Money Market Fund                                                                                     12,212
   Barclays LifePath 2000
   Barclays LifePath 2010
   Barclays LifePath 2020
   Barclays LifePath 2030
   Barclays LifePath 2040
   Barclays Daily US Debt Fund
   Short-term Investments                               417           76
   Contracts with insurance companies
   INVESCO Stable Value Fund
   Loans to participants
                                                    -------      -------      ------      -------      -------      -------

      Total investments                              44,361       13,998       2,085       49,926       36,637       12,212
                                                    -------      -------      ------      -------      -------      -------

Contributions receivable, net of forfeitures          1,159                       81        1,046          682          556
Fund transfers receivable and other                                                8                        32
Dividends and interest receivable                         1          120                       12                        55
                                                    -------      -------      ------      -------      -------      -------

   Total assets                                      45,521       14,118       2,174       50,984       37,351       12,823
                                                    -------      -------      ------      -------      -------      -------

LIABILITIES
Fund transfers payable and other                         47           42                       78                        16
                                                    -------      -------      ------      -------      -------      -------

   Total liabilities                                     47           42          --           78           --           16
                                                    -------      -------      ------      -------      -------      -------

NET ASSETS AVAILABLE FOR BENEFITS                   $45,474      $14,076      $2,174      $50,906      $37,351      $12,807
                                                    -------      -------      ------      -------      -------      -------




                                                             LIFEPATH
                                                     BOND       2000
                                                     FUND       FUND
ASSETS
Investments:
   AirTouch Communications, Inc., common stock      $    -      $ -
   Pacific Telesis Group common stock
   Europacific Growth Fund
   Fidelity Contrafund
   Wells Fargo Equity Index
   Barclays US Money Market Fund
   Barclays LifePath 2000                                        39
   Barclays LifePath 2010
   Barclays LifePath 2020
   Barclays LifePath 2030
   Barclays LifePath 2040
   Barclays Daily US Debt Fund                       2,899
   Short-term Investments
   Contracts with insurance companies
   INVESCO Stable Value Fund
   Loans to participants
                                                    ------      ---

      Total investments                              2,899       39
                                                    ------      ---

Contributions receivable, net of forfeitures            99        3
Fund transfers receivable and other
Dividends and interest receivable
                                                    ------      ---

   Total assets                                      2,998       42
                                                    ------      ---

LIABILITIES
Fund transfers payable and other                         2
                                                    ------      ---

   Total liabilities                                     2       --
                                                    ------      ---

NET ASSETS AVAILABLE FOR BENEFITS                   $2,996      $42
                                                    ------      ---

  The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996 - (CONTINUED)
(DOLLARS IN THOUSANDS)

                                                                  LIFEPATH    LIFEPATH       LIFEPATH       LIFEPATH     INTEREST
                                                                    2010        2020           2030           2040        INCOME
                                                                    FUND        FUND           FUND           FUND         FUND
ASSETS
Investments:
   AirTouch Communications, Inc., common stock                      $  -       $    -          $  -           $  -       $     -
   Pacific Telesis Group common stock
   Europacific Growth Fund
   Fidelity Contrafund
   Wells Fargo Equity Index
   Barclays US Money Market Fund
   Barclays LifePath 2000
   Barclays LifePath 2010                                            137
   Barclays LifePath 2020                                                      17,365
   Barclays LifePath 2030                                                                       292
   Barclays LifePath 2040                                                                                      189
   Barclays Daily US Debt Fund
   Short-term Investments                                                                                                  1,596
   Contracts with insurance companies                                                                                      1,737
   INVESCO Stable Value Fund                                                                                               7,490
   Loans to participants

                                                                    ----      -------          ----           ----       -------
      Total investments                                              137       17,365           292            189        10,823
                                                                    ----      -------          ----           ----       -------

Contributions receivable, net of forfeitures                          10          373            27             19            72
Fund transfers receivable and other                                                               4
Dividends and interest receivable                                                                                             42
                                                                    ----      -------          ----           ----       -------

   Total assets                                                      147       17,738           323            208        10,937
                                                                    ----      -------          ----           ----       -------

LIABILITIES
Fund transfers payable and other                                                   12                                         22
                                                                    ----      -------          ----           ----       -------

   Total liabilities                                                   -           12             -              -            22
                                                                    ----      -------          ----           ----       -------

NET ASSETS AVAILABLE FOR BENEFITS                                   $147      $17,726          $323           $208       $10,915
                                                                    ----      -------          ----           ----       -------




                                                                                       CASH
                                                                  PARTICIPANT         & CASH
                                                                     LOANS           EQUIVALENTS        TOTAL
ASSETS
Investments:
   AirTouch Communications, Inc., common stock                       $    -               $ -         $ 43,944
   Pacific Telesis Group common stock                                                                   13,922
   Europacific Growth Fund                                                                               2,085
   Fidelity Contrafund                                                                                  49,926
   Wells Fargo Equity Index                                                                             36,637
   Barclays US Money Market Fund                                                                        12,212
   Barclays LifePath 2000                                                                                   39
   Barclays LifePath 2010                                                                                  137
   Barclays LifePath 2020                                                                               17,365
   Barclays LifePath 2030                                                                                  292
   Barclays LifePath 2040                                                                                  189
   Barclays Daily US Debt Fund                                                                           2,899
   Short-term Investments                                                                  56            2,145
   Contracts with insurance companies                                                                    1,737
   INVESCO Stable Value Fund                                                                             7,490
   Loans to participants                                              4,982                              4,982

                                                                     ------               ---         --------
      Total investments                                               4,982                56          196,001
                                                                     ------               ---         --------

Contributions receivable, net of forfeitures                                                             4,127
Fund transfers receivable and other                                                                         44
Dividends and interest receivable                                                                          230
                                                                     ------               ---         --------

   Total assets                                                       4,982                56          200,402
                                                                     ------               ---         --------

LIABILITIES
Fund transfers payable and other                                                                           219
                                                                     ------               ---         --------

   Total liabilities                                                      -                 -              219
                                                                     ------               ---         --------

NET ASSETS AVAILABLE FOR BENEFITS                                    $4,982               $56         $200,183
                                                                     ------               ---         --------

  The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1995
(DOLLARS IN THOUSANDS)

                                                      AIRTOUCH     TELESIS                                 MONEY
                                                       STOCK        STOCK       GROWTH        EQUITY       MARKET          BOND
                                                        FUND        FUND         FUND          FUND         FUND           FUND
ASSETS
Investments:
   AirTouch Communications, Inc.
      common stock                                    $40,660      $     -      $     -      $     -       $     -       $    -
   Pacific Telesis Group common stock                               15,378
   SIT New Beginning Growth Fund                                                 34,179
   State Street S&P 500 Index
      Flagship Fund                                                                           25,084
   State Street Yield Plus Fund                                                                              9,572
   State Street Bond Market Fund                                                                                          2,185
   State Street Balanced Fund
   Short-term investments                                 938           15                       200           160           37
   Contracts with insurance companies
   INVESCO Stable Value Fund
                                                      --------     --------     --------     --------      --------      -------

      Total investments                                41,598       15,393       34,179       25,284         9,732        2,222
                                                      --------     --------     --------     --------      --------      -------

Contributions receivable, net of forfeitures            1,443           40          882          588           607           93
Fund transfers receivable and other                        25                       478          234
Dividends and interest receivable                                      250
                                                      --------     --------     --------     --------      --------      -------

      Total assets                                     43,066       15,683       35,539       26,106        10,339        2,315
                                                      --------     --------     --------     --------      --------      -------

LIABILITIES
Fund transfers payable and other                                       438                                     139           16
                                                      --------     --------     --------     --------      --------      -------

      Total liabilities                                     -          438            -            -           139           16
                                                      --------     --------     --------     --------      --------      -------

NET ASSETS AVAILABLE FOR BENEFITS                     $43,066      $15,245      $35,539      $26,106       $10,200       $2,299
                                                      --------     --------     --------     --------      --------      -------




                                                                    INTEREST
                                                      BALANCED       INCOME
                                                        FUND          FUND         TOTAL
ASSETS
Investments:
   AirTouch Communications, Inc.
      common stock                                    $     -       $     -      $ 40,660
   Pacific Telesis Group common stock                                              15,378
   SIT New Beginning Growth Fund                                                   34,179
   State Street S&P 500 Index
      Flagship Fund                                                                25,084
   State Street Yield Plus Fund                                                     9,572
   State Street Bond Market Fund                                                    2,185
   State Street Balanced Fund                          14,986                      14,986
   Short-term investments                                 150           909         2,409
   Contracts with insurance companies                                 7,602         7,602
   INVESCO Stable Value Fund                                          3,347         3,347
                                                      --------      --------     ---------

      Total investments                                15,136        11,858       155,402
                                                      --------      --------     ---------

Contributions receivable, net of forfeitures              353           174         4,180
Fund transfers receivable and other                        60                         797
Dividends and interest receivable                                         1           251
                                                      --------      --------     ---------

      Total assets                                     15,549        12,033       160,630
                                                      --------      --------     ---------

LIABILITIES
Fund transfers payable and other                                        388           981
                                                      --------      --------     ---------

      Total liabilities                                     -           388           981
                                                      --------      --------     ---------

NET ASSETS AVAILABLE FOR BENEFITS                     $15,549       $11,645      $159,649
                                                      --------      --------     ---------

  The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996
(DOLLARS IN THOUSANDS)

                                                        AIRTOUCH       TELESIS   INTERNATIONAL
                                                         STOCK          STOCK        EQUITY         GROWTH         EQUITY
                                                         FUND           FUND          FUND           FUND           FUND
ADDITIONS TO NET ASSETS:
   Dividend income                                     $     --       $    613       $    --       $     --       $     --
   Interest income                                           20              4            56            450              9
   Net appreciation (depreciation) of investments        (5,168)         1,194            93          8,865          6,383
   Employee contributions/ salary deferrals               3,835              8           321          4,810          3,199
   Employer contributions                                10,836             35           116          3,130          2,112
   Loans to participants
                                                       --------       --------       -------       --------       --------

      Total additions                                     9,523          1,854           586         17,255         11,703
                                                       --------       --------       -------       --------       --------

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                          4,847          1,004            36          2,951          2,094
   Forfeitures and other adjustments, net                   587            679            (7)           (22)           (86)
                                                       --------       --------       -------       --------       --------

      Total deductions                                    5,434          1,683            29          2,929          2,008
                                                       --------       --------       -------       --------       --------

Change in net assets before transfers                     4,089            171           557         14,326          9,695
Interfund transfers, net                                 (1,681)        (1,340)        1,617          1,041          1,550
                                                       --------       --------       -------       --------       --------

Change in net assets                                      2,408         (1,169)        2,174         15,367         11,245

Net assets available for benefits,
   December 31, 1995                                     43,066         15,245            --         35,539         26,106
                                                       --------       --------       -------       --------       --------

Net assets available for benefits,
   December 31, 1996                                   $ 45,474       $ 14,076       $ 2,174       $ 50,906       $ 37,351
                                                       --------       --------       -------       --------       --------




                                                        MONEY                 LIFEPATH
                                                       MARKET        BOND       2000
                                                        FUND         FUND       FUND
ADDITIONS TO NET ASSETS:
   Dividend income                                     $    --      $   --      $--
   Interest income                                         609           1
   Net appreciation (depreciation) of investments                      110        3
   Employee contributions/ salary deferrals                909         443        3
   Employer contributions                                1,949         296        3
   Loans to participants
                                                       -------      ------      ---

      Total additions                                    3,467         850        9
                                                       -------      ------      ---

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                         1,320         196
   Forfeitures and other adjustments, net                  446          21
                                                       -------      ------      ---

      Total deductions                                   1,766         217       --
                                                       -------      ------      ---

Change in net assets before transfers                    1,701         633        9
Interfund transfers, net                                   906          64       33
                                                       -------      ------      ---

Change in net assets                                     2,607         697       42

Net assets available for benefits,
   December 31, 1995                                    10,200       2,299       --
                                                       -------      ------      ---

Net assets available for benefits,
   December 31, 1996                                   $12,807      $2,996      $42
                                                       -------      ------      ---

  The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996 - (CONTINUED)
(DOLLARS IN THOUSANDS)

                                                      LIFEPATH     LIFEPATH      LIFEPATH   LIFEPATH                   INTEREST
                                                        2010         2020          2030       2040      BALANCED        INCOME
                                                        FUND         FUND          FUND       FUND        FUND           FUND
ADDITIONS TO NET ASSETS:
   Dividend income                                     $   --      $     --       $  --       $ --      $     --       $     --
   Interest income                                                        3                                    2            691
   Net appreciation (depreciation) of investments           4            77          18         13         1,992
   Employee contributions/salary deferrals                 32           873          99         97           859            284
   Employer contributions                                  14           751          30         22           387            215
   Loans to participants
                                                       ------      --------       -----       ----      --------       --------

      Total additions                                      50         1,704         147        132         3,240          1,190
                                                       ------      --------       -----       ----      --------       --------

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                           12           925           7         10            88          1,255
   Forfeitures and other adjustments, net                                48                                 (192)            (5)
                                                       ------      --------       -----       ----      --------       --------

      Total deductions                                     12           973           7         10          (104)         1,250
                                                       ------      --------       -----       ----      --------       --------

Change in net assets before transfers                      38           731         140        122         3,344            (60)
Interfund transfers, net                                  109        16,995         183         86       (18,893)          (670)
                                                       ------      --------       -----       ----      --------       --------

Change in net assets                                      147        17,726         323        208       (15,549)          (730)

Net assets available for benefits,
   December 31, 1995                                       --            --          --         --        15,549         11,645
                                                       ------      --------       -----       ----      --------       --------

Net assets available for benefits,
   December 31, 1996                                   $  147      $ 17,726       $ 323       $208      $     --       $ 10,915
                                                       ------      --------       -----       ----      --------       --------




                                                                       CASH
                                                      PARTICIPANT     & CASH
                                                         LOANS      EQUIVALENTS      TOTAL
ADDITIONS TO NET ASSETS:
   Dividend income                                      $    --        $ --         $    613
   Interest income                                          131           9            1,985
   Net appreciation (depreciation) of investments                                     13,584
   Employee contributions/salary deferrals                                            15,772
   Employer contributions                                                             19,896
   Loans to participants                                  5,457                        5,457
                                                        -------        ----         --------

      Total additions                                     5,588           9           57,307
                                                        -------        ----         --------

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                                                      14,745
   Forfeitures and other adjustments, net                   606         (47)           2,028
                                                        -------        ----         --------

      Total deductions                                      606         (47)          16,773
                                                        -------        ----         --------

Change in net assets before transfers                     4,982          56           40,534
Interfund transfers, net                                                                  --
                                                        -------        ----         --------

Change in net assets                                      4,982          56           40,534

Net assets available for benefits,
   December 31, 1995                                         --          --          159,649
                                                        -------        ----         --------

Net assets available for benefits,
   December 31, 1996                                    $ 4,982        $ 56         $200,183
                                                        -------        ----         --------

  The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995
(DOLLARS IN THOUSANDS)

                                                   AIRTOUCH         TELESIS                                        MONEY
                                                    STOCK            STOCK          GROWTH        EQUITY          MARKET
                                                    FUND             FUND            FUND          FUND            FUND
ADDITIONS TO NET ASSETS:
   Dividend income                               $     --         $  1,054         $    --        $    --        $     --
   Interest income                                     17                1               5              1             549
   Net appreciation (depreciation)
      of investments                                 (977)           2,345           8,129          6,391
   Employee contributions/
      salary deferrals                              4,581                            3,130          2,147             912
   Employer contributions                           9,252              (16)          2,346          1,574           2,609
                                                 --------         --------         -------        -------        --------

      Total additions                              12,873            3,384          13,610         10,113           4,070
                                                 --------         --------         -------        -------        --------

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                    1,911              849           1,378          1,025             532
   Forfeitures and other adjustments, net            (700)           1,102              99             47             374
                                                 --------         --------         -------        -------        --------

      Total deductions                              1,211            1,951           1,477          1,072             906
                                                 --------         --------         -------        -------        --------

   Change in net assets before transfers           11,662            1,433          12,133          9,041           3,164
   Interfund transfers, net                          (288)          (1,292)            945            821            (376)
                                                 --------         --------         -------        -------        --------

   Change in net assets                            11,374              141          13,078          9,862           2,788

   Net assets available for benefits,
      December 31, 1994                            31,692           15,104          22,461         16,244           7,412
                                                 --------         --------         -------        -------        --------

   Net assets available for benefits,
      December 31, 1995                          $ 43,066         $ 15,245         $35,539        $26,106        $ 10,200
                                                 --------         --------         -------        -------        --------




                                                                                INTEREST
                                                   BOND          BALANCED        INCOME
                                                   FUND            FUND           FUND          TOTAL
ADDITIONS TO NET ASSETS:
   Dividend income                               $    --         $    --        $    --        $  1,054
   Interest income                                                     1            787           1,361
   Net appreciation (depreciation)
      of investments                                 308           2,854                         19,050
   Employee contributions/
      salary deferrals                               335           1,642            212          12,959
   Employer contributions                            286           1,199            145          17,395
                                                 -------         -------        -------        --------

      Total additions                                929           5,696          1,144          51,819
                                                 -------         -------        -------        --------

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                     100             830            812           7,437
   Forfeitures and other adjustments, net             12             101              7           1,042
                                                 -------         -------        -------        --------

      Total deductions                               112             931            819           8,479
                                                 -------         -------        -------        --------

   Change in net assets before transfers             817           4,765            325          43,340
   Interfund transfers, net                          (59)            137            112              --
                                                 -------         -------        -------        --------

   Change in net assets                              758           4,902            437          43,340

   Net assets available for benefits,
      December 31, 1994                            1,541          10,647         11,208         116,309
                                                 -------         -------        -------        --------

   Net assets available for benefits,
      December 31, 1995                          $ 2,299         $15,549        $11,645        $159,649
                                                 -------         -------        -------        --------

  The accompanying notes are an integral part of these financial statements.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

1.   DESCRIPTION OF PLAN

     Effective April 1, 1994, AirTouch Communications, Inc. ("AirTouch") adopted the AirTouch Communications Retirement Plan (the "AirTouch Plan" or the "Plan"). The Plan is a defined contribution plan covering eligible employees of AirTouch and participating subsidiary companies of AirTouch or its separate operating units participating in the Plan ("Participating Entities"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The following description of the Plan provides only general information and includes certain changes to the Plan effective June 1, 1996. Participants should refer to the Summary Plan Description and Prospectus for a more complete description of the Plan's provisions, including the income tax consequences of participation and restrictions on early withdrawals from the Plan.

     ELIGIBILITY
     An employee is eligible to participate in the Plan if he or she is an employee of a Participating Entity and has completed three consecutive months with at least 250 hours of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement that does not provide for Plan participation, (b) employed by an AirTouch company that does not participate, (c) leased employees or (d) nonresident aliens with no United States source income.

     SALARY DEFERRALS AND EMPLOYEE CONTRIBUTIONS
     A participant may elect to contribute to the Plan in the amount of any whole percentage, not to exceed 16% (10% for participants who qualify as highly compensated employees) of compensation. Contributions may be designated as before-tax deductions ("Salary Deferrals") or as after-tax deductions ("Employee Contributions"). Salary Deferrals were limited to $9,500 and $9,240 for 1996 and 1995, respectively. This maximum allowable limit is subject to annual revision for cost-of-living increases.

     PARTICIPATING ENTITY CONTRIBUTIONS
     There are four types of Participating Entity contributions:

     - Basic Contributions -- Each participant may receive an allocation of Basic Contributions equal to a percentage between zero and 6% of compensation, depending on the rate selected by his or her Participating Entity.

     - Matching Contributions -- Each participant receives Matching Contributions equal to 100% of his or her Salary Deferrals and Employee Contributions. For this purpose, monthly Salary Deferrals and Employee Contributions on behalf of each participant in excess of 6% of his or her compensation for such month are disregarded.

     - Variable Contributions -- If a Participating Entity elects to make a Variable Contribution for a calendar year, each participant who was employed at the end of the calendar year or who has died, attained retirement status or incurred a disability during such year will receive a Variable Contribution equal to a percentage of compensation determined by the Compensation and Personnel Committee of the Board of Directors of AirTouch. "Retirement Status" means attaining any age with 30 years of service, age 50 with 25 years of service, age 55 with 20 years of service, or age 65 with 10 years of service.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

     - QNEC Contributions -- Participating Entities may elect to make contributions to non-highly compensated participants in the form of Qualified Nonelective Contributions ("QNEC") to meet Internal Revenue Code ("IRC") nondiscrimination requirements. The variable contribution may be a percentage of the participant's compensation or a fixed dollar amount per eligible participant.

     INVESTMENT DIRECTIONS
     Contributions are remitted to The Northern Trust Company, as Trustee, for investment under the Plan. A participant may direct the investment of his or her account balance, other than unvested Matching Contributions, in increments of one percent in one or more of the following investment funds:

     -   AirTouch Stock Fund
     - Telesis Stock Fund (closed to new contributions and incoming transfers April 1, 1994)
     -   International Equity Fund (beginning June 1, 1996)
     -   Growth Fund
     -   Equity Fund
     -   Interest Income Fund (beginning June 1, 1995)
     -   Money Market Fund
     -   Bond Fund
     -   LifePath Funds 2000, 2010, 2020, 2030, 2040 (beginning June 1, 1996)

     Matching Contributions are invested entirely in the AirTouch Stock Fund. A participant may, on a daily basis, change investment directions as to future deductions and allocations of AirTouch contributions and may redirect the investment of his or her total account among the investment funds. Amounts may be transferred in one percent increments from a fund. No amounts may be transferred from the Interest Income Fund to the Money Market Fund. No amounts may be transferred to the Telesis Stock Fund, and Matching Contributions may not be transferred from the AirTouch Stock Fund until fully vested.

     The participant's interest in the investment funds is valued daily at the closing price of the funds on the New York Stock Exchange (Note 2).

     VESTING
     Salary Deferrals, Employee Contributions and QNECs are always fully vested.

     Participating Entity contributions vest on the earliest of: the completion of 3 years of service; death, disability, or attainment of age 65 while employed; or the Plan termination.

     A participant receives credit for a year of service for each calendar year in which at least 1,000 hours of service are completed. Participating Entity contributions which are not yet vested are forfeited when the participant terminates employment.

     PARTICIPANT LOANS
     Participants who are active AirTouch employees may borrow against their portion of the Plan assets subject to the limitations and restrictions set forth in the Plan's Prospectus and the IRC. All loans bear a fixed interest rate equal to the Prime Rate

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

     plus one percentage point. There are two types of loans available: general purpose loans, which must be repaid over a maximum four and one-half year term, and principal residence loans, which must be repaid over a maximum ten-year term. Payments of principal and interest are made by participants through payroll deductions, which may not exceed 25% of a participant's base pay per pay period. The loans are secured by the participant's account balance. The loans can be paid in full at any time without penalty.

     IN-SERVICE WITHDRAWALS
     The Plan provides for four types of participant withdrawals:

     - Employee Contributions Account and/or Rollover Account - Participants may withdraw all or part of their Employee Contributions Account and/or Rollover Account for any reason. No Matching Contributions are allocated for six months following withdrawal.

     - Company Matching Contributions Account - Participants who are 100% vested may withdraw all or part of their Matching Contributions Account. No Matching Contributions are allocated for six months following withdrawal.

     - Age 59-1/2 Withdrawal - Participants may withdraw from their Salary Deferral Account and their investment earnings after they reach age 59-1/2. This is permitted only after the participant has withdrawn the maximum from his or her Employee Contributions Account, Rollover Account, and Matching Contributions Account. No suspension of Matching Contributions applies.

     - Hardship Withdrawal - Participants with financial hardship may withdraw from their Salary Deferral Account. Such withdrawals are subject to Company approval and are permitted only after the participant has first taken a loan and has withdrawn the maximum from their Employee Contributions Account, Rollover Account, and Matching Contributions Account. No Matching Contributions are allocated for six months following withdrawal.

     In addition, all withdrawals are made pro rata from the various investment funds. Other than withdrawals from the participant's Salary Deferral Account, a participant may not make more than two withdrawals in any calendar year. Withdrawals made before the age of 59-1/2 are subject to tax penalty.

     DISTRIBUTIONS UPON TERMINATION OF EMPLOYMENT
     If a participant terminates employment after he or she is fully vested, his or her account balance will be distributed in a single sum. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary. If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in a single sum and the nonvested portion will be forfeited.

     A participant or beneficiary may elect to receive the single sum distribution as of the 15th or last day of the month in which termination of employment or death occurs. If a participant's account balance exceeds $3,500, the participant or beneficiary may elect to receive the distribution on any later date but not later than the April 1 following the calendar year the participant reaches the age of 70-1/2. A beneficiary may elect to receive the distribution on any later date but not later than five years after the participant's death. However, if the beneficiary is the participant's spouse, the beneficiary may elect to receive the distribution on the latest date that the participant could have elected to receive the distribution. If a participant's account balance does not exceed $3,500, the participant or his or her

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

     beneficiary will receive the distribution as of the close of the calendar month in which termination of employment or death occurs.

     FORMS OF DISTRIBUTION
     A participant's vested account balance will be distributed in the form of a single lump sum in cash except that, if any portion of the account balance is invested in the Telesis Stock Fund or the AirTouch Stock Fund, the participant may elect to receive that portion in whole shares of Telesis or AirTouch common stock and cash for any fractional shares.

     If a participant ceases to be an employee before becoming 100% vested, the nonvested portion of his or her account balance is forfeited during the plan year in which employment terminates. Forfeitures arising from Participating Entity contributions other than the Variable Contribution are applied in the following order:

     - to restore allocations for participants improperly excluded from such allocations;
     - to restore forfeitures for reinstated employees; and
     - to reduce future Participating Entity contributions.

     Forfeitures arising from the Variable Contribution are reallocated when the Variable Contribution is credited to the participants' accounts.

     RESTORATION OF FORFEITED AMOUNTS
     Forfeitures will be restored to the participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other forfeitures of former employees of the Participating Entity which reemployed the participant.

     ACCEPTANCE OF TAX-FREE ROLLOVERS
     Eligible employees may rollover the taxable portion of an eligible rollover distribution from another tax-qualified plan or IRA by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for Matching Contributions.



2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The financial statements of the Plan are prepared in accordance with generally accepted accounting principles ("GAAP"). Accordingly, revenues are recognized when earned and expenses are recognized when incurred (accrual basis).

     Conformity with GAAP requires not only the use of the accrual basis of accounting but also the use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

     INVESTMENTS AND INVESTMENT INCOME
     The fair value of investments is determined as follows:

     - Shares or equivalent shares in the AirTouch Stock Fund and Telesis Stock Fund are valued based on the daily closing price as reported on the New York Stock Exchange composite tape.

     - For those investments which represent an ownership of units of investment funds held by an investment manager, the underlying investments are valued based on published sources where available or, if not available, from other sources considered reliable.

     - Short-term investments are valued by the Trustee at cost, which approximates market value.

     Contracts with insurance companies in the Interest Income Fund are reported at contract value, which is principal plus reinvested interest, less distributions. The contracts bear interest at rates from 5.24% to 6.29% and mature at various dates through 1998. The contract value of such contracts approximates market value.

     Purchases and sales of securities and units of investment funds are reflected as of the trade date.

     Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

     Realized gains or losses and the change in unrealized appreciation (depreciation) of the investments of the Plan are presented in the statement of changes in net assets available for benefits as net appreciation (depreciation) of investments.

     PLAN EXPENSES
     Expenses of the Plan are paid directly by the Participating Entity and the Plan's participants and, as such, are not reflected in the accounts of the Plan. However, brokerage fees, transfer taxes and other fees incident to the purchase and sale of securities held by the Plan are reflected in the accounts of the Plan.

     UNPAID PARTICIPANT ACCOUNTS
     At December 31, 1996 and 1995, amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not been paid totaled $691,000 and $1,210,000, respectively, and are included in net assets available for benefits. These amounts are reported as a liability in the Form 5500 as required by the Department of Labor.



3.   TAX-QUALIFIED STATUS

     AirTouch received a favorable determination letter on March 26, 1996 from the Internal Revenue Service as to the tax-qualified status of the Plan. The Plan has been amended since receiving the determination letter. AirTouch believes these amendments to be in compliance with the tax-qualification rules of the IRC. Accordingly, no provision has been made for federal or state income taxes.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995


4.   SUBSEQUENT EVENT

     During 1996, AirTouch acquired Cellular Communications, Inc. ("CCI"). Effective January 27, 1997, assets of CCI's retirement plans (the "Great Lakes Market Plans") with an aggregate fair market value of $39.9 million were transferred to the Plan. The participants of the Great Lakes Market Plans became participants of the Plan on the date of transfer.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 1996
(DOLLARS IN THOUSANDS)

                                              DESCRIPTION                                       CURRENT
         IDENTITY OF ISSUE                   OF INVESTMENT                        COST           VALUE
         -----------------                   -------------                        ----           -----
AirTouch Communications, Inc.*              Common Stock                         $ 45,635      $ 43,944

Pacific Telesis Group                       Common Stock                            9,703        13,922

Europacific Growth Fund                     International Equity Fund               2,001         2,085

Fidelity Contrafund                         Growth Fund                            45,518        49,926

Wells Fargo Equity Index                    Equity Fund                            32,204        36,637

Barclays US Money Market                    Short-term Fund                        12,212        12,212

Barclays LifePath 2000                      Asset Allocation Fund                      37            39

Barclays LifePath 2010                      Asset Allocation Fund                     128           137

Barclays LifePath 2020                      Asset Allocation Fund                  15,823        17,365

Barclays LifePath 2030                      Asset Allocation Fund                     276           292

Barclays LifePath 2040                      Asset Allocation Fund                     178           189

Barclays Daily US Debt Fund                 Bond Fund                               2,763         2,899

The Northern Trust Company*                 Short-term Investment Fund              2,145         2,145

Contracts with insurance companies:

   Provident Life & Accident                #627-05395, 6.29%,                      1,026         1,026
                                            matures 12/31/97

   Prudential Insurance Company             GA-7756-211, 5.24%,                       711           711
                                            matures 12/31/98

INVESCO Stable Value Fund                   Diversified Pooled Fund                 7,490         7,490

Participant Loans                           Loans issued for terms of
                                            1-10 years bearing interest
                                            of 9.25% during 1996                        -         4,982
                                                                                 ---------     ---------
                                                                                 $177,850      $196,001
                                                                                 ---------     ---------

*Party-in-interest

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS(1)
FOR THE YEAR ENDED AT DECEMBER 31, 1996
(DOLLARS IN THOUSANDS, EXCEPT PRICE DATA)


                                                                                                              EXPENSE
                                                                                                             INCURRED
      IDENTITY OF                         DESCRIPTION OF          PURCHASE     SELLING       LEASE              WITH
     PARTY INVOLVED                           ASSETS                PRICE       PRICE        RENTAL         TRANSACTIONS
Fidelity Contrafund                1,299,262 units bought in       $ 38.39*
                                     104 transactions
                                   114,790 units sold in 64                    $  40.39*
                                     transactions

SIT New Beginning Growth Fund      2,487,666 units sold in 10                  $  14.69*
                                     transactions

The Northern Trust Company         Collective short-term
                                     investment fund:
                                     214 purchases                 $  1.00
                                     206 sales                                 $   1.00

State Street Yield Plus Fund       772,342 units bought in 22      $  1.00
                                     transactions
                                   10,344,348 units sold in 2                  $   1.00
                                     transactions

Barclays Daily US Debt Fund        511,423 units bought in 57      $ 11.27*
                                     transactions
                                   237,196 units sold in 68                    $  12.70*
                                     transactions

Barclays US Money Market Fund      14,890,618 units bought in      $  1.00
                                     58 transactions
                                   2,678,367 units sold in 100                 $   1.00
                                     transactions



                                                       CURRENT
                                                       VALUE OF
                                                        ASSET ON             NET
      IDENTITY OF                   COST OF            TRANSACTION           GAIN
     PARTY INVOLVED                 ASSETS                DATE             OR (LOSS)

Fidelity Contrafund                 $49,880              $49,880

                                    $ 4,362              $ 4,637            $  275


SIT New Beginning Growth Fund       $27,779              $36,544            $8,765


The Northern Trust Company

                                    $55,573              $55,573
                                    $55,033              $55,033

State Street Yield Plus Fund        $   772              $   772

                                    $10,344              $10,344


Barclays Daily US Debt Fund         $ 5,763              $ 5,763

                                    $ 3,000              $ 3,012            $   12


Barclays US Money Market Fund       $14,891              $14,891

                                    $ 2,678              $ 2,678


(1) Transactions during the year ended December 31, 1996 in excess of 5% of the current value of Plan assets at January 1, 1996 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

 *   Average price per share.

AIRTOUCH COMMUNICATIONS RETIREMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS(1)
FOR THE YEAR ENDED AT DECEMBER 31, 1996 -- (Continued)
(DOLLARS IN THOUSANDS, EXCEPT PRICE DATA)


                                                                                                              EXPENSE
                                                                                                             INCURRED
      IDENTITY OF                         DESCRIPTION OF          PURCHASE     SELLING       LEASE              WITH
     PARTY INVOLVED                           ASSETS                PRICE       PRICE        RENTAL         TRANSACTIONS

Wells Fargo Equity Index Fund      2,031,720 units bought in       $ 17.22*
                                     103 transactions
                                   162,488 units sold in 51                    $  17.93*
                                     transactions

AirTouch Communications, Inc.      478,190 shares bought in        $ 27.79*
                                     25 transactions
                                   258,033 shares sold in 26                   $  27.50*                    $  13
                                     transactions

Barclays Equity Index Fund         1,458,360 units bought in       $ 19.32*
                                     2 transactions
                                   1,458,360 units sold in 1                   $  19.34
                                     transaction

Barclays LifePath 2020 Fund        1,412,817 units bought in       $ 13.20*
                                     53 transactions
                                   214,455 units sold in 87                    $  13.53*
                                     transactions

State Street PacTel Balanced Fund  1,064,827 units sold in 1                   $  15.38
                                     transaction

State Street S&P Index Fund        271,524 units sold in 1                     $ 103.58
                                     transaction

                                                       CURRENT
                                                       VALUE OF
                                                        ASSET ON             NET
      IDENTITY OF                   COST OF            TRANSACTION           GAIN
     PARTY INVOLVED                 ASSETS                DATE             OR (LOSS)

Wells Fargo Equity Index Fund       $34,985              $34,985

                                    $ 2,781              $ 2,914                 $  133


AirTouch Communications, Inc.       $13,289              $13,289

                                    $ 6,758              $ 7,096                 $  325


Barclays Equity Index Fund          $28,180              $28,180

                                    $28,180              $28,207                 $   27


Barclays LifePath 2020 Fund         $18,647              $18,647

                                    $ 2,824              $ 2,901                 $   77


State Street PacTel Balanced Fund   $12,235              $16,382                 $4,147


State Street S&P Index Fund         $18,301              $28,124                 $9,823



(1) Transactions during the year ended December 31, 1996 in excess of 5% of the current value of Plan assets at January 1, 1996 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

 *   Average price per share.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         AirTouch Communications Retirement Plan

                                         By:    AirTouch Communications, Inc.
                                                (Plan Administrator)

                                         By:    /s/ Mohan S. Gyani
                                                Executive Vice President and
                                                Chief Financial Officer

Date:  June 20, 1997

                                  EXHIBIT INDEX

Exhibit
Number                                      Description
------                                      -----------
23.1                                        Consent of Independent Accountants
                                            Price Waterhouse LLP